Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Xeris Biopharma Holdings, Inc. for the registration of up to $250 million aggregate principal amount of its common stock, preferred stock, debt securities, warrants and/or units and to the incorporation by reference therein of our reports dated March 6, 2025, with respect to the consolidated financial statements of Xeris Biopharma Holdings, Inc. and the effectiveness of internal control over financial reporting of Xeris Biopharma Holdings, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Grand Rapids, Michigan
March 6, 2025